Form U-13-60

                   Mutual and Subsidiary Service Companies


                                 ANNUAL REPORT

                                FOR THE PERIOD


             Beginning January 1, 2000 and Ending December 31, 2000

                                    TO THE

                 U. S. SECURITIES AND EXCHANGE COMMISSION

                                      OF

                     NORTHEAST NUCLEAR ENERGY COMPANY


                         A Subsidiary Service Company


                  Date of Incorporation - November 14, 1950


             State of Sovereign Power under which Incorporated or
                           Organized - Connecticut


               Location of Principal Executive Offices of Reporting
                  Company - Selden Street, Berlin, CT 06037


         Name, title, and address of officer to whom correspondence concerning this report should be addressed:

                John J. Roman, Vice President and Controller,
                    P.O. Box 270, Hartford, CT 06141-0270


            Name of Principal Holding Company Whose Subsidiaries
                       are served by Reporting Company


                             NORTHEAST UTILITIES





                    INSTRUCTIONS FOR USE ON FORM U-13-60

1.   TIME OF FILING

Rule 94 provides that on or before the first day of May in each calendar year, each mutual service company and each subsidiary service company as to which the Commission shall have made a favorable finding pursuant to Rule 88, and every service company whose application for approval or declaration pursuant to Rule 88 is pending shall file with the Commission an annual report on Form U-13-60 and in accordance with the instructions for that form.

2.   NUMBER OF COPIES

Each annual report shall be filed in duplicate. The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

3.   PERIOD COVERED BY REPORT

The first report filed by any company shall cover the period from the date the Uniform System of Accounts was required to be made effective as to that company under Rules 82 and 93 to the end of that calendar year. Subsequent reports should cover a calendar year.

4.   REPORT FORMAT

Reports shall be submitted on the forms prepared by the Commission. If the space provided on any sheet of such form is inadequate, additional sheets may be inserted of the same size as a sheet of the form or folded to such size.

5.   MONEY AMOUNTS DISPLAYED

All money amounts required to be shown in financial statements may be expressed in whole dollars, in thousands of dollars or in hundred thousands of dollars, as appropriate, and subject to provisions of Regulation S-X (Section 210.3-0.1(b)).

6.   DEFICITS DISPLAYED

Deficits and other like entries shall be indicated by the use of either brackets or a parenthesis with corresponding reference in footnotes. (Regulation S-X, (Section 210.3-0.1(c)).

7.   MAJOR AMENDMENTS OR CORRECTIONS

Any company desiring to amend or correct a major omission or error in a report after it has been filed with the Commission shall submit an amended report including only those pages, schedules, and entries that are to be amended or corrected. A cover letter shall be submitted requesting the Commission to incorporate the amended report changes and shall be signed by a duly authorized officer of the company.

8.   DEFINITIONS

Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

9.   ORGANIZATION CHART

The service company shall submit with each annual report a copy of its current organization chart.

10.  METHODS OF ALLOCATION

The service company shall submit with each annual report a listing of the currently effective methods of allocation being used by the service company and on file with the Securities and Exchange Commission pursuant to the Public Utility Holding Company Act of 1935.

11.  ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED

The service company shall submit with each annual report a copy of the annual statement supplied to each associate company in support of the amount of compensation for use in capital billed during the calendar year.


                      LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS
                      ---------------------------------------------

                                                       Schedule or      Page
Description of Schedules and Accounts                   Acct. No.        No.
-------------------------------------              -------------------  -----
  COMPARATIVE BALANCE SHEET                        Schedule I            4-5

   SERVICE COMPANY PROPERTY                        Schedule II           6-7

   ACCUMULATED PROVISION FOR DEPRECIATION AND
   AMORTIZATION OF SERVICE COMPANY                 Schedule III           8

   INVESTMENTS                                     Schedule IV            9

   ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES    Schedule V            10

   FUEL STOCK EXPENSES UNDISTRIBUTED               Schedule VI           11

   STORES EXPENSE UNDISTRIBUTED                    Schedule VII          12

   MISCELLANEOUS CURRENT AND ACCRUED ASSETS        Schedule VIII         13

   MISCELLANEOUS DEFERRED DEBITS                   Schedule IX           14

   RESEARCH, DEVELOPMENT, OR DEMONSTRATION
   EXPENDITURES                                    Schedule X            15

   PROPRIETARY CAPITAL                             Schedule XI           16

   LONG-TERM DEBT                                  Schedule XII          17

   CURRENT AND ACCRUED LIABILITIES                 Schedule XIII         18

   NOTES TO FINANCIAL STATEMENTS                   Schedule XIV          19

  COMPARATIVE INCOME STATEMENT                     Schedule XV           20

   ANALYSIS OF BILLING - ASSOCIATE COMPANIES       Account 457           21

   ANALYSIS OF BILLING - NONASSOCIATE COMPANIES    Account 458           22

   ANALYSIS OF CHARGES FOR SERVICE - ASSOCIATE
   AND NONASSOCIATE COMPANIES                      Schedule XVI          23

   SCHEDULE OF EXPENSE BY DEPARTMENT OR SERVICE
   FUNCTION                                        Schedule XVII        24-25

   DEPARTMENTAL ANALYSIS OF SALARIES               Account 920           26

   OUTSIDE SERVICES EMPLOYED                       Account 923           27

   EMPLOYEE PENSIONS AND BENEFITS                  Account 926           28

   GENERAL ADVERTISING EXPENSES                    Account 930.1         29

   MISCELLANEOUS GENERAL EXPENSES                  Account 930.2         30

   RENTS                                           Account 931           31

   TAXES OTHER THAN INCOME TAXES                   Account 408           32

   DONATIONS                                       Account 426.1         33

   OTHER DEDUCTIONS                                Account 426.5         34

   NOTES TO STATEMENT OF INCOME                    Schedule XVIII        35




                      LISTING OF INSTRUCTIONAL FILING REQUIREMENTS
                      --------------------------------------------

                                                                        Page
Description of Reports or Statements                                     No.
------------------------------------                                    -----


   ORGANIZATION CHART                                                    36

   METHODS OF ALLOCATION                                                 37

   ANNUAL STATEMENT OF COMPENSATION FOR
   USE OF CAPITAL BILLED                                                 38

   SIGNATURE PAGE                                                        39




                   ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                          SCHEDULE I - COMPARATIVE BALANCE SHEET

 Give balance sheet of the Company as of December 31 of the current and prior year.
 -------  --------------------------------------------------------- ------------ ---------
 ACCOUNT                   ASSETS AND OTHER DEBITS                     AS OF DECEMBER 31
 -------  --------------------------------------------------------- ------------ ---------
                                                                       2000        1999
          SERVICE COMPANY PROPERTY                                  (Thousands of Dollars)
          ------------------------
 101      Service company property (Schedule II)                     $ 37,138    $ 37,555
 107      Construction work in progress (Schedule II)                     416         555
                                                                     --------    --------
              Total Property                                           37,554      38,110
                                                                     --------    --------
 108      Less accumulated provision for depreciation and
          amortization of service company property (Schedule III)      15,771      15,182
                                                                     --------    --------
              Net Service Company Property                             21,783      22,928
                                                                     --------    --------
          INVESTMENTS
          -----------
 123      Investments in associate companies (Schedule IV)                -          -
 124      Other investments (Schedule IV)                                 -          -
                                                                     --------    --------
              Total Investments                                           -          -
                                                                     --------    --------
          CURRENT AND ACCRUED ASSETS
          --------------------------
 131      Cash                                                            -          -
 134      Special deposits                                                -          -
 135      Working funds                                                   -          -
 136      Temporary cash investments (Schedule IV)                        -          -
 141      Notes receivable                                                -             1
 143      Accounts receivable                                           4,517       5,028
 144      Accumulated provision of uncollectible accounts                 -          -
 146      Accounts receivable from associate companies (Schedule V)    49,194      74,176
 152      Fuel stock expenses undistributed (Schedule VI)                 -          -
 154      Materials and supplies                                       71,312      73,805
 163      Stores expense undistributed (Schedule VII)                      46          (6)
 165      Prepayments                                                   1,188       1,983
 174      Miscellaneous current and accrued assets (Schedule VIII)        -          -
                                                                     --------    --------
              Total Current and Accrued Assets                        126,257     154,987
                                                                     --------    --------
          DEFERRED DEBITS
          ---------------
 181      Unamortized debt expense                                        -            27
 184      Clearing accounts                                                 8         160
 186      Miscellaneous deferred debits (Schedule IX)                  33,715      23,212
 188      Research, development, or demonstration
          expenditures (Schedule X)                                       -          -
 189      Unamortized loss on reacquired debt                             -          -
 190      Accumulated deferred income taxes                            42,252      37,941
                                                                     --------    --------
              Total Deferred Debits                                    75,975      61,340
                                                                     --------    --------
              TOTAL ASSETS AND OTHER DEBITS                          $224,015    $239,255
                                                                     ========    ========





                   ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                          SCHEDULE I - COMPARATIVE BALANCE SHEET

 Give balance sheet of the Company as of December 31 of the current and prior year.

 -------  --------------------------------------------------------- ----------------------
 ACCOUNT             LIABILITIES AND PROPRIETARY CAPITAL               AS OF DECEMBER 31
 -------  --------------------------------------------------------- ----------------------
                                                                       2000        1999
          PROPRIETARY CAPITAL                                       (Thousands of Dollars)
          -------------------
 201      Common stock issued  (Schedule XI)                        $     15     $     15
 211      Miscellaneous paid-in-capital (Schedule XI)                 15,229       15,229
 215      Appropriated retained earnings (Schedule XI)                  -            -
 216      Unappropriated retained earnings (Schedule XI)                 439          675
                                                                    --------     --------
              Total Proprietary Capital                               15,683       15,919
                                                                    --------     --------
          LONG-TERM DEBT
          --------------
 223      Advances from associate companies (Schedule XII)              -            -
 224      Other long-term debt (Schedule XII)                           -           6,011
 225      Unamortized premium on long-term debt                         -            -
 226      Unamortized discount on long-term debt-debit                  -            -
                                                                    --------     --------
              Total Long-Term Debt                                      -           6,011
                                                                    --------     --------

          CURRENT AND ACCRUED LIABILITIES
          -------------------------------
 231      Notes payable                                                 -            -
 232      Accounts payable                                            36,303       51,716
 233      Notes payable to associate companies (Schedule XIII)           -          5,500
 234      Accounts payable to associate companies (Schedule XIII)     16,281       12,801
 236      Taxes accrued                                                 (363)      10,442
 237      Interest accrued                                               -           -
 238      Dividends declared                                             -           -
 241      Tax collections payable                                        294           (5)
 242      Miscellaneous current and accrued
          liabilities (Schedule XIII)                                130,474      110,536
                                                                    --------     --------
              Total Current and Accrued Liabilities                  182,989      190,990
                                                                    --------     --------
          DEFERRED CREDITS
          ----------------
 253      Other deferred credits                                      24,364       25,290
 255      Accumulated deferred investment tax credits                    979        1,045
                                                                    --------     --------
              Total Deferred Credits                                  25,343       26,335
                                                                    --------     --------
 282      ACCUMULATED DEFERRED INCOME TAXES                             -            -
          ---------------------------------                         --------     --------

          TOTAL LIABILITIES AND PROPRIETARY CAPITAL                 $224,015     $239,255
                                                                    ========     ========



                    ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                            For the Year Ended December 31, 2000

                           SCHEDULE II - SERVICE COMPANY PROPERTY
-------------------------------------------------------------------------------------------
                                     BALANCE AT           RETIREMENTS             BALANCE
                                     BEGINNING                OR        OTHER     AT CLOSE
                DESCRIPTION           OF YEAR   ADDITIONS    SALES    CHANGES(1)  OF YEAR
-------------------------------------------------------------------------------------------
                                                      (Thousands of Dollars)
SERVICE COMPANY PROPERTY
------------------------
Account
-------
  301  ORGANIZATION
  303  MISCELLANEOUS INTANGIBLE PLANT
  304  LAND AND LAND RIGHTS
  305  STRUCTURES AND IMPROVEMENTS
  306  LEASEHOLD IMPROVEMENTS
  307  EQUIPMENT (2)
  308  OFFICE FURNITURE AND EQUIPMENT
  309  AUTOMOBILES, OTHER VEHICLES
       AND RELATED GARAGE EQUIPMENT
  310  AIRCRAFT AND AIRPORT EQUIPMENT
  311  OTHER SERVICE COMPANY
       PROPERTY (3)

  321  STRUCTURES AND IMPROVEMENTS     $33,325     $  16        $ 45         $     $33,296
  322  REACTOR PLANT EQUIPMENT
  324  ACCESSORY ELECTRIC EQUIPMENT         27                                          27
  325  MISCELLANEOUS POWER PLANT
       EQUIPMENT                         2,935      (174)       (203)                2,964
  391  OFFICE FURNITURE AND EQUIPMENT    1,268                   417                   851
                                     ---------- --------- ----------- ---------- ----------
            SUB-TOTAL                   37,555      (158)        259          0     37,138
                                     ---------- --------- ----------- ---------- ----------

  107  CONSTRUCTION WORK IN
       PROGRESS (4)                        555      (139)                              416
                                     ---------- --------- ----------- ---------- ----------
            TOTAL                      $38,110     ($297)       $259         $0    $37,554
                                     ========== ========= =========== ========== ==========

-------------------------------------------------------------------------------------------

(1) PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

    NONE


(2) SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED. THE SERVICE COMPANY
    SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND
    THE BALANCE AT THE CLOSE OF THE YEAR:

-------------------------------------------------------------------------------------------
                                                                                  BALANCE
                                                                                  AT CLOSE
           SUBACCOUNT DESCRIPTION                          ADDITIONS              OF YEAR
-------------------------------------------------------------------------------------------
                                                               (Thousands of Dollars)

           NONE
-------------------------------------------------------------------------------------------
(3) DESCRIBE OTHER SERVICE COMPANY PROPERTY:



-------------------------------------------------------------------------------------------
(4) DESCRIBE CONSTRUCTION WORK IN PROGRESS:


           This account includes simulator upgrade, tools and general plant items.


                    ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                           For the Year Ended December 31, 2000


                                      SCHEDULE III

                        ACCUMULATED PROVISION FOR DEPRECIATION AND
                         AMORTIZATION OF SERVICE COMPANY PROPERTY
                        ------------------------------------------
-------------------------------------------------------------------------------------------------------
                                                       ADDITIONS                 OTHER
                                          BALANCE AT    CHARGED                 CHANGES       BALANCE
                                          BEGINNING       TO                      ADD         AT CLOSE
                DESCRIPTION                OF YEAR     ACCT 403   RETIREMENTS   (DEDUCT)1/    OF YEAR
-------------------------------------------------------------------------------------------------------
                                                            (Thousands of Dollars)
Account
-------
  301  ORGANIZATION
  303  MISCELLANEOUS INTANGIBLE PLANT
  304  LAND AND LAND RIGHTS
  305  STRUCTURES AND IMPROVEMENTS
  306  LEASEHOLD IMPROVEMENTS
  307  EQUIPMENT
  308  OFFICE FURNITURE AND FIXTURES
  309  AUTOMOBILES, OTHER VEHICLES
       AND RELATED GARAGE EQUIPMENT
  310  AIRCRAFT AND AIRPORT EQUIPMENT
  311  OTHER SERVICE COMPANY
       PROPERTY

  321  STRUCTURES AND IMPROVEMENTS         $11,978      $  885        $0         $  0         $12,863
  322  REACTOR PLANT EQUIPMENT                   0           0         0            0               0
  324  ACCESSORY ELECTRIC EQUIPMENT             14           0         0            0              14
  325  MISCELLANEOUS POWER PLANT
       EQUIPMENT                             2,378         207         0         (530)          2,055
  391  OFFICE FURNITURE AND FIXTURES           812          27         0            0             839
                                           -------      ------       ---        -----         -------
            TOTAL                          $15,182      $1,119        $0        ($530)        $15,771
                                           =======      ======       ===        =====         =======
------------------------------------------------------------------------------------------------------
    (1) PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

                       Depreciation charged to clearing account                 $  10
                       Removal costs charged to reserve                          (540)
                                                                                ------
                                                                                ($530)
                                                                                ======



                    ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                            For the Year Ended December 31, 2000


                                 SCHEDULE IV - INVESTMENTS

INSTRUCTIONS:  Complete the following schedule concerning investments.

               Under Account 124, "Other Investments," state each investment separately, with description, including the name of issuing company, number of shares or principal amount, etc.

               Under Account 136, "Temporary Cash Investments," list each investment separately.

---------------------------------------------------------------------------------------
                                                               BALANCE AT    BALANCE AT
                                                                BEGINNING      CLOSE
                       DESCRIPTION                               OF YEAR      OF YEAR
---------------------------------------------------------------------------------------
ACCOUNT 123 - INVESTMENT IN ASSOCIATE COMPANIES

                                               NONE


ACCOUNT 124 - OTHER INVESTMENTS

                                               NONE


ACCOUNT 136 - TEMPORARY CASH INVESTMENTS

                                               NONE


                                                               -----------   ----------
                                          TOTAL                    $ -           $ -
                                                               ===========   ==========



                 ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                         For the Year Ended December 31, 2000


               SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:  Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

------------------------------------------------------------------------------------------
                                                                 BALANCE AT    BALANCE AT
                                                                 BEGINNING       CLOSE
                        DESCRIPTION                               OF YEAR       OF YEAR
------------------------------------------------------------------------------------------
                                                                  (Thousands of Dollars)
ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

Northeast Utilities System Money Pool                              $  -           $ 9,300
Northeast Utilities (Parent)                                             3           -
Northeast Generation Services Company                                    2             41
The Connecticut Light and Power Company                             33,490         12,343
Western Massachusetts Electric Company                               7,856          2,882
Northeast Utilities Service Company                                 32,781         24,548
North Atlantic Energy Company                                            -            (10)
North Atlantic Energy Service Corporation                               18             59
Public Service Company of New Hampshire                                 26             31
                                                                   -------        -------
                                             TOTAL                 $74,176        $49,194
                                                                   =======        =======

ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:

     See page 10A for details.


                  ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                         For the Year Ended December 31, 2000


               SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:  Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

------------------------------------------------------------------------------------------
                                                                 BALANCE AT    BALANCE AT
                                                                 BEGINNING       CLOSE
                        DESCRIPTION                               OF YEAR       OF YEAR
------------------------------------------------------------------------------------------
                                                                  (Thousands of Dollars)

ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES


Northeast Utilities System Money Pool                              $  -           $ 9,300
Northeast Utilities (Parent)                                             3           -
Northeast Generation Services Company                                    2             41
The Connecticut Light and Power Company                             33,490         12,342
Western Massachusetts Electric Company                               7,856          2,882
Northeast Utilities Service Company                                 32,781         24,548
North Atlantic Energy Company                                            -            (10)
North Atlantic Energy Service Corporation                               18             59
Public Service Company of New Hampshire                                 26             31
                                                                   -------        -------
                                             TOTAL                 $74,176        $49,194
                                                                   =======        =======

ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:

               See page 10A for details.



                 ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                         For the Year Ended December 31, 2000


               SCHEDULE V - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:  Complete the following schedule listing accounts receivable from each associate company. Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

------------------------------------------------------------------------------------------
                                                                                 TOTAL
                        DESCRIPTION                                             PAYMENTS
------------------------------------------------------------------------------------------
                                                                               (Thousands
                                                                              of Dollars)

ANALYSIS OF CONVENIENCE OR ACCOMMODATION PAYMENTS:

The Connecticut Light and Power Company                                           $15,790
Western Massachusetts Electric Company                                              3,667
Public Service Company of New Hampshire                                               (10)
North Atlantic Energy Service Corporation                                             618
Northeast Generation Services Company                                                 113
Northeast Utilities Service Company                                                   (71)
                                                                                  -------
                                             TOTAL                                $20,107
                                                                                  =======


Convenience payments result primarily from the following items:

Department of Energy Decontamination and
     Decommissioning Assessment                                                   $ 3,847
Nuclear Fuel                                                                       16,328
Membership Dues                                                                       386
Sales/use tax adjustments                                                            (890)
Engineering Services                                                                  216
Miscellaneous (87 items)                                                              220
                                                                                  -------
                                             TOTAL                                $20,107
                                                                                  =======



                 ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                         For the Year Ended December 31, 2000

                   SCHEDULE VI - FUEL STOCK EXPENSES UNDISTRIBUTED

INSTRUCTIONS:  Report the amount of labor and expenses incurred with respect to fuel stock expenses during the year and indicate amount attributable to each associate company. Under the section headed "Summary" listed below, give an overall report of the fuel functions performed by the service company.

--------------------------------------------------------------------------------------

              DESCRIPTION                       LABOR         EXPENSES        TOTAL
--------------------------------------------------------------------------------------
                                                      (Thousands of Dollars)

ACCOUNT 152 - FUEL STOCK EXPENSES
              UNDISTRIBUTED                   $   -          $   -          $   -
                                              ==========     ==========     ==========



                 ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                         For the Year Ended December 31, 2000

                     SCHEDULE VII - STORES EXPENSE UNDISTRIBUTED

INSTRUCTIONS:  Report the amount of labor and expenses incurred with respect to stores expense during the year and indicate amount attributable to each associate company.

-------------------------------------------------------------------------------------

              DESCRIPTION                       LABOR        EXPENSES        TOTAL
-------------------------------------------------------------------------------------
                                                      (Thousands of Dollars)
ACCOUNT 163 - STORES EXPENSE
              UNDISTRIBUTED


Beginning Balance as of January 1, 2000                                          ($6)
                                                                           ----------
Activity for the year:

Stores expense undistributed                   $ 3,000        $ 4,511          7,511

The above stores expenses are billed back to each of the companies listed below:

The Connecticut Light & Power Company           (2,135)        (3,209)        (5,344)
Western Massachusetts Electric Company            (499)          (750)        (1,249)
Public Service Company of New Hampshire            (28)           (43)           (71)
Nonassociate Companies (see page 22
  for list of the companies)                      (318)          (477)          (795)
                                              ---------     ----------     ----------
Stores expense distributed                      (2,980)        (4,479)        (7,459)
                                              ---------     ----------     ----------
Net Activity for year                          $    20        $    32             52
                                              =========     ==========     ----------
Ending Balance as of December 31, 2000                                       $    46
                                                                           ==========


                 ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                         For the Year Ended December 31, 2000


                                    SCHEDULE VIII

                       MISCELLANEOUS CURRENT AND ACCRUED ASSETS

INSTRUCTIONS:  Provide detail of items in this account. Items less than
               $10,000 may be grouped, showing the number of items in each group.

----------------------------------------------------------------------------------------
                                                               BALANCE AT     BALANCE AT
                                                                BEGINNING       CLOSE
                       DESCRIPTION                               OF YEAR       OF YEAR
----------------------------------------------------------------------------------------
                                                                  (Thousands of Dollars)
ACCOUNT 174 - MISCELLANEOUS CURRENT AND ACCRUED ASSETS        $     -        $    -


              NONE
                                                              -----------    ----------
                                              TOTAL           $     -        $    -
                                                              ===========    ==========



                 ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                         For the Year Ended December 31, 2000


                                    SCHEDULE IX

                            MISCELLANEOUS DEFERRED DEBITS

INSTRUCTIONS:  Provide detail of items in this account. Items less than $10,000 grouped, showing the number of items in each group.

------------------------------------------------------------------------------
                                                     BALANCE AT     BALANCE AT
                                                      BEGINNING       CLOSE
                       DESCRIPTION                     OF YEAR       OF YEAR
------------------------------------------------------------------------------
                                                        (Thousands of Dollars)

ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

Long term receivable from Rocky River
  Realty Company (associated company)                   $ 5,896       $ 6,039
RABBI Trust funding                                         952           952
Connecticut sales tax under protest                          72          -
Employee performance payments                                82            46
Unfunded supplemental executive retirement plan           1,062         1,062
Decommissioning costs - Millstone Unit No. 1             14,099        23,890
Restricted stock - unearned compensation                     11            11
Costs billed to Pilgrim Station for
  transfer of spare station transformer                     869          -
Stores expense clearing                                     203            25
Unissued non-inventory stock materials                     -              108
Displaced worker protection coverage                       -            1,824
Nuclear revenue initiatives                                  (4)          (63)
Sale of inventory                                          -             (183)
Other deferred debits
  (6 items in 2000 and 4 items in 1999)                     (30)            4
                                                     -----------    ----------
                                           TOTAL       $ 23,212       $33,715
                                                     ===========    ==========



                 ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                         For the Year Ended December 31, 2000


                                     SCHEDULE X

                  RESEARCH, DEVELOPMENT, OR DEMONSTRATION EXPENDITURES

INSTRUCTIONS:  Provide a description of each material research, development, or demonstration project which incurred costs by the service corporation during the year.

------------------------------------------------------------------------------------

                             DESCRIPTION                              AMOUNT
------------------------------------------------------------------------------------
                                                             (Thousands of Dollars)

ACCOUNT 188 - RESEARCH, DEVELOPMENT OR
              DEMONSTRATION EXPENDITURES

EPRI Research Dues                                                      $ 1,282
Services Billed from Northeast Utilities
  Service Company (Associated Company)                                      261
Internal Charges                                                            809
Environmental Audits                                                         37
Nuclear Oversight Audit - Environmental Quality                              23
Meteorological Services                                                      13
ISO 14001 Environmental Audit                                                41
Larval Winter Flounder Studies                                               90
Master Manual 28 Implementation                                             187
Scientific/Technical NPDES Permit                                           124
Engineering Evaluation Intake Structure                                     181
Implement ISO Plan/EMS Manual                                               693
Preventive Maintenance Millstone MET System                                  78
Consulting Services Millstone Radiological Monitoring                        15
EPA Settlement                                                               10
Miscellaneous Projects                                                      703

The above expenses are billed back to each of the associated companies listed below:

   The Connecticut Light and Power Company                               (3,044)
   Western Massachusetts Electric Company                                  (710)
   Public Service Company of New Hampshire                                  (65)
   Nonassociate Companies (see page 22 for list
     of the companies)                                                     (728)
                                                                   -------------
                                                 TOTAL                  $     0
                                                                   =============


                  ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                          For the Year Ended December 31, 2000


                                      SCHEDULE XI

                                  PROPRIETARY CAPITAL
------------------------------------------------------------------------------------------
                                     NUMBER OF   PAR OR STATED OUTSTANDING CLOSE OF PERIOD
ACCOUNT                               SHARES         VALUE     ---------------------------
NUMBER    CLASS OF STOCK            AUTHORIZED     PER SHARE   NO. OF SHARES TOTAL AMOUNT
------------------------------------------------------------------------------------------
                                                                              (Thousands
                                                                              of Dollars)
201     COMMON STOCK ISSUED           60,000         $10.00        1,500         $15
------------------------------------------------------------------------------------------
INSTRUCTIONS:  Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.

------------------------------------------------------------------------------------------
            DESCRIPTION                                            AMOUNT
------------------------------------------------------------------------------------------
                                                           (Thousands of Dollars)
ACCOUNT 211 - MISCELLANEOUS PAID-IN-CAPITAL                        $15,229

ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS                          -
                                                                  ---------
                                                     TOTAL         $15,229
                                                                  =========
------------------------------------------------------------------------------------------

INSTRUCTIONS:  Give particulars concerning net income or (loss) during the year, distinguishing between compensation for the use of capital owed or net loss remaining from servicing nonassociated per the General Instructions of the
               Uniform Systems of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.
------------------------------------------------------------------------------------------
                                    BALANCE AT     NET INCOME                 BALANCE AT
                                     BEGINNING        OR         DIVIDENDS       CLOSE
            DESCRIPTION               OF YEAR        (LOSS)         PAID        OF YEAR
------------------------------------------------------------------------------------------
                                                    (Thousands of Dollars)
ACCOUNT 216-UNAPPROPRIATED RETAINED
            EARNINGS                   $  675        $1,764        $2,000         $439
                                     ---------      ---------    ---------     ---------
                            TOTAL      $  675        $1,764        $2,000         $439
                                     =========      =========    =========     =========

(1)                   Net Income       $1,749
  Tax Benefit for 1993-1999 from
  reduction of NU Parent Loss              15
                                       -------
                                       $1,764
                                       =======

The net income is all compensation for use of capital.

The dividends are paid as follows:

          Rate Percentage            Amount of
             Per Share               Dividend       Date Declared     Date Paid
       ---------------------        ------------    -------------     ---------
              $1,333.33              $1,999,995        12/31/00       12/28/00





                         ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                                 For the Year Ended December 31, 2000


                                             SCHEDULE XII

                                            LONG-TERM DEBT


INSTRUCTIONS:  Advances from associate companies should be reported separately for advances on notes, and advances on open account. Names of associate companies from which advances were received shall be shown under the class and series of obligation column. For Account 224 -- Other long-term debt provide the name of creditor company or organization, terms of obligation, date of maturity, interest rate, and the amount authorized and outstanding.

------------------------------------------------------------------------------------------------------
                                                                 BALANCE                      BALANCE
                        TERMS OF OBLIG.  DATE                       AT                           AT
                        CLASS & SERIES   OF    INTEREST  AMOUNT  BEGINNING          DEDUCTIONS CLOSE
NAME OF CREDITOR         OF OBLIGATION MATURITY  RATE  AUTHORIZED OF YEAR ADDITIONS    (1)    OF YEAR
------------------------------------------------------------------------------------------------------
                                                     (Thousands of Dollars)
ACCOUNT 223-ADVANCES FROM
            ASSOCIATE
            COMPANIES:                                                    NONE
                                                       ===============================================

ACCOUNT 224-OTHER
            LONG-TERM
            DEBT:

Prudential Insurance    Senior
 Company of America     Unsecured Note 5/2000     7.67%  $25,000   $6,011        $0    $6,011      $0



                                                       -----------------------------------------------
    TOTAL OTHER LONG-TERM DEBT                           $25,000   $6,011        $0    $6,011      $0
                                                       ===============================================

(1) GIVE AN EXPLANATION OF DEDUCTIONS:

Principal payment.



                   ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                           For the Year Ended December 31, 2000

                     SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:  Provide balance of notes and accounts payable to each associate company. Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

------------------------------------------------------------------------------------------
                                                                BALANCE AT      BALANCE AT
                                                                 BEGINNING        CLOSE
                       DESCRIPTION                                OF YEAR        OF YEAR
------------------------------------------------------------------------------------------
                                                                   (Thousands of Dollars)
ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES

Northeast Utilities System Money Pool                             $  5,500       $   -

                                                                -----------     ----------
                                           TOTAL                  $  5,500       $   -
                                                                ===========     ==========
------------------------------------------------------------------------------------------
ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES

The Connecticut Light and Power Company                           $   (350)      $   (204)
Western Massachusetts Electric Company                                  75             45
Northeast Utilities Service Company                                 11,674          9,644
Northeast Utilities                                                    249            160
Public Service Company of New Hampshire                                  2             -
North Atlantic Energy Service Corporation                                5              1
Northeast Generation Services Company                                1,146          6,635

                                                                -----------     ----------
                                           TOTAL                  $ 12,801       $ 16,281
                                                                ===========     ==========
------------------------------------------------------------------------------------------
ACCOUNT 242 - MISCELLANEOUS CURRENT AND ACCRUED LIABILITIES

Millstone 3 Funding Liability                                     $ 27,249       $ 30,717
Pension Cost                                                        68,070         76,969
Employee Stock Option Plan Accrual                                   1,008            386
Performance Reward Program                                          11,893         19,185
Payroll Accrual                                                      3,126          4,403
Severance Accrual                                                     (817)        (1,176)
Miscellaneous (6 items)                                                  7            (10)
                                                                -----------     ----------
                                           TOTAL                  $110,536       $130,474
                                                                ===========     ==========




               ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                      For the Year Ended December 31, 2000

                                  SCHEDULE XIV

                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements or any account thereof. Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


1.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    General
    Northeast Nuclear Energy Company (NNECO or the company) is a wholly owned subsidiary of Northeast Utilities (NU). The Connecticut Light and Power Company (CL&P), Public Service Company of New Hampshire (PSNH), Western Massachusetts Electric Company (WMECO), North Atlantic Energy Corporation, and Holyoke Water Power Company, are the operating companies comprising the Northeast Utilities system (NU system) and are wholly owned by NU. NNECO acts as agent for the NU system companies and other New England utilities in operating the Millstone nuclear units. Millstone 1 and 2 are wholly owned by CL&P and WMECO. Millstone 3 is owned by CL&P, PSNH, WMECO, and other unaffiliated utilities. The costs of the nuclear units are recorded by CL&P, PSNH, WMECO, and the unaffiliated utilities based on their proportionate ownership shares.

    Several wholly owned subsidiaries of NU provide support services for the NU system companies, and, in some cases, for other New England utilities. Northeast Utilities Service Company (NUSCO) provides centralized accounting, administrative, information resources, engineering, financial, legal, operational, planning, purchasing, and other services to the NU system companies. North Atlantic Energy Service Corporation has operational responsibility of the Seabrook Station nuclear unit.

    All transactions among affiliated companies are on a recovery of cost basis which may include amounts representing a return on equity and are subject to approval by various federal and state regulatory agencies.

    Public Utility Regulation
    NU is registered with the Securities and Exchange Commission (SEC) as a holding company under the Public Utility Holding Company Act of 1935 (1935
    Act) and NU and its subsidiaries, including NNECO, are subject to the provisions of the 1935 Act.

    Revenues
    The company provides services to the affiliated utility companies on the basis of recovery of cost plus return on capital, as defined under the terms of agreements, which have been approved by various federal and state regulatory commissions having jurisdiction over operations of the company and the affiliated utility companies.

    Depreciation
    The provision for depreciation is calculated using the straight-line method based on the estimated useful remaining lives of depreciable utility plant-in-service, adjusted for salvage value and removal costs, as approved by the appropriate regulatory agency where applicable. Except for major facilities, depreciation rates are applied to the average plant-in-service during the period. Major facilities are depreciated from the time they are placed in service. When plant is retired from service, the original cost of plant, including costs of removal less salvage, is charged to the accumulated provision for depreciation. The depreciation rates for the several classes of electric plant-in-service are equivalent to a composite rate of 3 percent in 2000 and 5 percent in 1999.

2.  SHORT-TERM DEBT

    Certain subsidiaries of NU, including NNECO, are members of the Northeast Utilities System Money Pool (Pool). The Pool provides a more efficient use of the cash resources of the NU system and reduces outside short-term borrowings. NUSCO administers the Pool as agent for the member companies. Short-term borrowing needs of the member companies are first met with available funds of other member companies, including funds borrowed by NU parent. NU parent may lend to the Pool but may not borrow. Funds may be withdrawn from or repaid to the Pool at any time without prior notice. Investing and borrowing subsidiaries receive or pay interest based on the average daily federal funds rate. Borrowings based on loans from NU parent, however, bear interest at NU parent's cost and must be repaid based upon the terms of NU parent's original borrowing. At December 31, 2000 and 1999, NNECO had no borrowings and $5.5 million, respectively, of borrowings outstanding from the Pool. The interest rate on borrowings from the Pool at December 31, 1999, was 4.9 percent.

3.  LEASES

    The company has entered into lease agreements with two unaffiliated third parties for the use of nuclear control room simulators for Millstone 2 and CL&P's and WMECO's share of the simulator for Millstone 3. In addition, the company's affiliates have entered into lease agreements, some of which are capital leases, for the use of data processing and office equipment, vehicles, and office space. The provisions of these lease agreements generally provide for renewal options. NNECO is billed for its proportionate share of these leases through the intercompany billing system.

    Capital lease rental payments charged to operating expense were $2.8 million in 2000 and $6.6 million in 1999. Interest included in capital lease rental payments was $0.3 million in 2000 and $0.7 million in 1999. Operating lease rental payments charged to expense were $2.3 million in 2000 and $1.2 million in 1999.

    Future minimum rental payments, excluding executory costs such as property taxes, state use taxes, insurance and maintenance, under long-term noncancelable leases, as of December 31, 2000 are as follows:

          Year                                Capital Leases   Operating Leases
          ----                                --------------   ----------------
                                                    (Thousands of Dollars)

          2001................................        $885             $ 59
          2002................................          -                32
          2003................................          -                18
          2004................................          -                12
          2005................................          -                 7
          After 2005..........................          -                 7
                                                      ----             ----
          Future minimum lease payments.......         885             $135
          Less amount representing interest...         148             ====
                                                      ----
          Present value of future
            minimum lease payments............        $737
                                                      ====

4.  PENSION BENEFITS AND POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

    The NU system companies, including NNECO, participate in a uniform noncontributory defined benefit retirement plan covering substantially all regular NU system employees. Benefits are based on years of service and the employees' highest eligible compensation during 60 consecutive months of employment. NNECO's portion of the NU system's total pension cost, part of which was charged to utility plant, was $8.9 million in 2000 and $26 million in 1999.

    Currently, NNECO's policy is to annually fund an amount at least equal to that which will satisfy the requirements of the Employee Retirement Income Security Act and the Internal Revenue Code.

    The NU system companies, including NNECO, also provide certain health care benefits, primarily medical and dental, and life insurance benefits through a benefit plan to retired employees. These benefits are available for employees retiring from NNECO who have met specified service requirements. For current employees and certain retirees, the total benefit is limited to two times the 1993 per retiree health care cost. These costs are charged to expense over the estimated work life of the employee. NNECO annually funds postretirement costs through external trusts with amounts that have been rate-recovered and which also are tax deductible.

    Pension and trust assets are invested primarily in domestic and international equity securities and bonds.

    The following table represents information on the plans' benefit obligation, fair value of plan assets, and the respective plans' funded status:

-------------------------------------------------------------------------------------
                                                     At December 31,
-------------------------------------------------------------------------------------
                                        Pension Benefits     Postretirement Benefits
-------------------------------------------------------------------------------------
(Millions of Dollars)                    2000      1999         2000       1999
-------------------------------------------------------------------------------------
Change in benefit obligation
Benefit obligation
  at beginning of year............    $(190.0)  $(140.0)     $ (22.4)   $ (19.3)
Service cost......................       (8.9)    (10.1)        (1.5)      (1.5)
Interest cost.....................      (14.4)    (11.8)        (1.9)      (1.6)
Plan amendment....................         -       (7.4)          -          -
Transfers.........................       (6.5)    (13.2)          -          -
Actuarial (loss)/gain.............       (0.9)      4.6         (1.6)      (1.2)
Benefits paid.....................       20.8       3.0          1.7        1.2
Settlements and other.............         -      (15.1)          -          -
-------------------------------------------------------------------------------------
Benefit obligation at
  end of year.....................    $(199.9)  $(190.0)     $ (25.7)   $ (22.4)
-------------------------------------------------------------------------------------
Change in plan assets
Fair value of plan assets
  at beginning of year............    $ 152.2   $ 121.0      $  14.5    $  11.9
Actual return on plan assets......       (0.5)     21.0          0.8        1.5
Employer contribution.............         -         -           2.1        2.3
Benefits paid.....................      (20.8)     (3.0)        (1.7)      (1.2)
Transfers.........................        6.5      13.2           -          -
-------------------------------------------------------------------------------------
Fair value of plan assets
  at end of year..................    $ 137.4   $ 152.2      $  15.7    $  14.5
-------------------------------------------------------------------------------------
Funded status at December 31......    $ (62.5)  $ (37.8)     $ (10.0)   $  (7.9)
Unrecognized transition
  (asset)/obligation..............       (1.1)     (1.3)         3.3        3.6
Unrecognized prior service cost...        9.3      10.1           -          -
Unrecognized net gain.............      (22.7)    (39.1)         6.7        4.3
-------------------------------------------------------------------------------------
Accrued benefit cost..............    $ (77.0)  $ (68.1)     $    -     $    -
-------------------------------------------------------------------------------------

The following actuarial assumptions were used in calculating the plans' year end funded status:

---------------------------------------------------------------------------------
                                                   At December 31,
---------------------------------------------------------------------------------
                                    Pension Benefits     Postretirement Benefits
---------------------------------------------------------------------------------
                                      2000     1999      2000              1999
---------------------------------------------------------------------------------
Discount rate.....................    7.50%    7.75%     7.50%             7.75%
Compensation/progression rate.....    4.50     4.75      4.50              4.75
Health care cost trend rate (a)...     N/A      N/A      5.26              5.57
---------------------------------------------------------------------------------

(a) The annual per capita cost of covered health care benefits was assumed to decrease to 4.91 percent by 2001.

The components of net periodic benefit cost are:

------------------------------------------------------------------------------------
                                              For the Years Ended December 31,
------------------------------------------------------------------------------------
                                        Pension Benefits     Postretirement Benefits
------------------------------------------------------------------------------------
(Millions of Dollars)                     2000      1999     2000              1999
------------------------------------------------------------------------------------
Service cost.........................   $  8.9     $10.1     $ 1.5            $ 1.5
Interest cost........................     14.4      11.8       1.9              1.6
Expected return on plan assets.......    (13.0)    (11.4)     (1.2)            (0.9)
Amortization of unrecognized net
  transition (asset)/obligation......     (0.1)     (0.2)      0.3              0.3
Amortization of prior service cost...      0.8       0.8        -                -
Amortization of actuarial gain.......     (2.1)     (0.2)       -                -
Other amortization, net..............       -         -       (0.4)            (0.2)
Settlements and other................       -       15.1        -                -
------------------------------------------------------------------------------------
Net periodic benefit cost............   $  8.9     $26.0     $ 2.1            $ 2.3
------------------------------------------------------------------------------------

For calculating pension and postretirement benefit costs, the following assumptions were used:

---------------------------------------------------------------------------------
                                          For the Years Ended December 31,
---------------------------------------------------------------------------------
                                    Pension Benefits     Postretirement Benefits
---------------------------------------------------------------------------------
                                      2000     1999      2000              1999
---------------------------------------------------------------------------------
Discount rate.....................    7.75%    7.00%     7.75%             7.00%
Expected long-term rate
  of return.......................    9.50     9.50      N/A               N/A
Compensation/progression rate.....    4.75     4.25      4.75              4.25
Long-term rate of return -
  Health assets, net of tax.......    N/A      N/A       7.50              7.50
  Life assets.....................    N/A      N/A       9.50              9.50
---------------------------------------------------------------------------------

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. The effect of changing the assumed health care cost trend rate by one percentage point in each year would have the following effects:

-------------------------------------------------------------------------------
                                       One Percentage           One Percentage
(Millions of Dollars)                  Point Increase           Point Decrease
-------------------------------------------------------------------------------
Effect on total service and
  interest cost components........           $0.1                   $(0.1)
Effect on postretirement
  benefit obligation..............           $0.7                   $(0.8)
------------------------------------------------------------------------------

The trust holding the health plan assets is subject to federal income taxes.


5.  NUCLEAR GENERATION ASSETS DIVESTITURE

    On August 7, 2000, CL&P, WMECO and certain other joint owners reached an agreement to sell substantially all of the Millstone units, located in Waterford, Connecticut, to Dominion Resources, Inc. (Dominion), for approximately $1.3 billion, including approximately $105 million for nuclear fuel. Dominion has also agreed to assume responsibility for decommissioning the three units and NU will transfer to Dominion all funds in the Millstone decommissioning trust. Additionally, NU is obligated to top-off the decommissioning trust if its value does not equal a previously agreed upon level as defined. NU expects to close on the sale of Millstone as early as the end of March 2001.

    If the transaction is consummated as proposed, CL&P and WMECO would receive gross proceeds of approximately $843.2 million and $196.2 million on a pretax basis for their respective ownership interests. The proceeds from the sale of these interests will be used to reduce the companies' stranded costs under restructuring and the cash proceeds will be used to repay subsidiary debt and capital lease obligations and to return equity capital to the parent company. The Connecticut Department of Public Utility Control (DPUC) approved the recovery of Millstone-related stranded costs not offset by asset divestiture proceeds. Pursuant to the DPUC order, CL&P will seek recovery of Millstone post-1997 capital additions totaling $50 million. The Office of Consumer Counsel has appealed CL&P's ability to recover these costs. PSNH will receive $26 million on a pretax basis, which will be reflected as a gain in accordance with the "Agreement to Settle PSNH Restructuring."

6.  SUBSEQUENT EVENT

    Merger Agreement With Consolidated Edison, Inc.: In 2000, NU and Consolidated Edison, Inc. (Con Edison) received most of the approvals needed to complete the merger announced in October 1999. Shareholders from both companies approved the merger in April 2000, and all state regulatory approvals were granted by the end of the year. Additionally, the Federal Energy Regulatory Commission approved the merger in May 2000, the Nuclear Regulatory Commission approved the transaction in August 2000, and the United States Department of Justice approved the merger in February 2001. Necessary approval from the SEC was expected to be received in mid-March 2001.

    On February 28, 2001, NU's Board of Trustees requested that Con Edison provide reasonable assurance, in writing, that it intended to comply with the terms of the definitive merger agreement between the two companies. This included assurances that Con Edison would consummate the pending merger at the price set forth in the agreement promptly following the receipt of SEC approval. The original request for assurance was to be received by March 2, 2001, however that date was later extended to March 5, 2001. On March 5, 2001, Con Edison advised NU that it was not willing to close the merger on the agreed terms. NU notified Con Edison that it was treating its refusal to proceed on the terms set forth in the merger agreement as a repudiation and breach of the merger agreement, and that NU would file suit to obtain the benefits of the transaction as negotiated for NU shareholders. On March 6, 2001, Con Edison filed suit in the U.S. District Court for the Southern District of New York (Southern District), seeking declaratory judgment that NU failed to satisfy conditions precedent under the merger agreement. On March 12, 2001, NU filed suit against Con Edison in the Southern District seeking damages in excess of $1 billion arising from Con Edison's breach of the merger agreement.



                 ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                         FOR THE YEAR ENDED DECEMBER 31, 2000

                                     SCHEDULE XV

                            COMPARATIVE INCOME STATEMENT

---------------------------------------------------------------------------------------

  ACCOUNT         DESCRIPTION                                 2000             1999
---------------------------------------------------------------------------------------
                                                               (Thousands of Dollars)
           INCOME
           ------
    457    Services rendered to associate companies          $280,596         $403,527
    458    Services rendered to nonassociate companies         51,379           67,461
    421    Miscellaneous income or loss                         1,211            1,567
                                                          ------------      -----------
                                     Total Income             333,186          472,555
                                                          ------------      -----------
           EXPENSE
           -------
  Nuclear Power Expenses
    517    Operation Supervision and Engineering               46,801           72,106
    519    Coolants and Water                                   4,587            5,304
    520    Steam Expenses                                      25,244           33,160
    523    Electric Expenses                                      109           10,196
    524    Miscellaneous Nuclear Power Expenses                71,654           66,980
    525    Rents                                                3,995            5,469
    528    Maintenance Supervision and Engineering             28,717           51,102
    529    Maintenance of Structures                           14,780           18,432
    530    Maintenance of Reactor Plant Equipment              33,491           54,784
    531    Maintenance of Electric Plant                       29,112           40,791
    532    Maintenance of Miscellaneous Nuclear Plant           1,272              567
  Transmission Expenses
    560    Operation Supervision and Engineering                    0                1
    562    Station Expenses                                     1,365            1,367
    566    Miscellaneous Transmission Expenses                      0                0
    568    Maintenance Supervision and Engineering                  0                0
    569    Maintenance of Structures                                0                0
    570    Maintenance of Station Equipment                         0                0
  Administrative and General Expenses
    920    Salaries and wages                                  15,187           15,751
    921    Office supplies and expenses                         3,219            4,115
    922    Administrative expense transferred-credit                0                0
    923    Outside services employed                           13,016           16,544
    924    Property insurance                                  (1,511)          (1,406)
    925    Injuries and damages                                 1,938            5,225
    926    Employee pensions and benefits                      21,261           44,348
    928    Regulatory commission expense                           43              163
    930.1  General advertising expenses                             0                0
    930.2  Miscellaneous general expenses                         388              946
    931    Rents                                                2,492            3,728
    932    Maintenance of structures and equipment                172              553
  All other expenses
    403    Depreciation and amortization expense                1,119            1,791
    408    Taxes other than income taxes                       11,288           12,739
    409    Income taxes                                         2,354           14,423
    410    Provision for deferred income taxes                  8,785              688
    411    Provision for deferred income taxes-credit         (13,096)         (14,304)
    411.5  Investment tax credit                                  (65)             (65)
    426.1  Donations                                               27               94
    426.5  Other deductions                                       620            2,146
    427    Interest on long-term debt                             546            1,360
    430    Interest on debt to associate companies              1,592              652
    431    Other interest expense                                 935            1,053
                                                          ------------      -----------
                                     Total Expense            331,437          470,803
                                                          ------------      -----------
                               Net Income                    $  1,749         $  1,752
                                                          ============      ===========




                 ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                         For the Year Ended December 31, 2000

                                ANALYSIS OF BILLING

                                ASSOCIATE COMPANIES
                                   ACCOUNT 457


-------------------------------------------------------------------------------
                                   DIRECT    INDIRECT   COMPENSATION   TOTAL
                                    COSTS      COSTS      FOR USE     AMOUNT
NAME OF ASSOCIATE COMPANY          CHARGED    CHARGED    OF CAPITAL   BILLED
-------------------------------------------------------------------------------
                                             (Thousands of Dollars)

                                    457-1      457-2       457-3
                                 ----------------------------------------------
The Connecticut Light and
  Power Company                    $220,060                  $3,767   $223,827
Western Massachusetts
  Electric Company                   51,336                     882     52,218
Public Service Company
  of New Hampshire                    4,518                      33      4,551
                                 ---------- ----------  ----------- ----------
                           TOTAL   $275,914         $0       $4,682   $280,596
                                 ========== ==========  =========== ==========


                  ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                          For the Year Ended December 31, 2000

                                   ANALYSIS OF BILLING

                                 NONASSOCIATE COMPANIES
                                      ACCOUNT 458
---------------------------------------------------------------------------------------------
                                  DIRECT  INDIRECT  COMPENSATION            EXCESS    TOTAL
                                  COSTS     COSTS    FOR USE     TOTAL        OR      AMOUNT
NAME OF NONASSOCIATE COMPANY     CHARGED   CHARGED  OF CAPITAL   COSTS    DEFICIENCY  BILLED
---------------------------------------------------------------------------------------------
                                                     (Thousands of Dollars)

                                  458-1     458-2     458-3                 458-4
                                -------------------------------------------------------------
Central Maine Power Company      $ 3,972                $ 29    $ 4,001              $ 4,001
Central Vermont Public Service     2,752                  20      2,772                2,772
Montaup Electric Co.               6,360                  47      6,407                6,407
New England Power Co.             19,474                 143     19,617               19,617
United Illuminating Company        5,837                  43      5,880                5,880
Fitchburg Gas & Electric Co.         346                   3        349                  349
Chicopee Municipal Electric        2,185                  16      2,201                2,201
Massachusetts Municipal
  Wholesale                        7,693                  56      7,749                7,749
Lyndonville Electric Department       78                   0         78                   78
Connecticut Municipal Electric
  Coop                             1,736                  13      1,749                1,749
Vermont Electric Gen. & Trans.       572                   4        576                  576
                                 -------    -------     -----   -------    ------    -------
                                 $51,005    $    0      $374    $51,379    $   0     $51,379
                                 =======    =======     =====   =======    ======    =======


INSTRUCTIONS:  Provide a brief description of the services rendered to each nonassociate company:

The Company acts as agent in operating Millstone Unit 3 for the nonassociate companies.


             ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY
                    For the Year Ended December 31, 2000

                                SCHEDULE XVI
                        ANALYSIS OF CHARGES FOR SERVICE
                      ASSOCIATE AND NONASSOCIATE COMPANIES

----------------------------------------------------------------------------
                                                 ASSOCIATE COMPANY CHARGES
                                                 ----------------------------
ACCOUNT                                           DIRECT    INDIRECT
NUMBER      DESCRIPTION OF ITEMS                   COST       COST     TOTAL
-----------------------------------------------------------------------------
Nuclear Power Expenses
517   OPERATION SUPERVISION AND ENGINEERING        $ 39,571    $0    $ 39,571
519   COOLANTS AND WATER                              3,880     0       3,880
520   STEAM EXPENSES                                 21,170     0      21,170
523   ELECTRIC EXPENSES                                  85     0          85
524   MISCELLANEOUS NUCLEAR POWER EXPENSES           58,948     0      58,948
525   RENTS                                           2,717     0       2,717
528   MAINTENANCE SUPERVISION AND ENGINEERING        24,341     0      24,341
529   MAINTENANCE OF STRUCTURES                      12,803     0      12,803
530   MAINTENANCE OF REACTOR PLANT EQUIPMENT         29,348     0      29,348
531   MAINTENANCE OF ELECTRIC PLANT                  25,605     0      25,605
532   MAINTENANCE OF MISCELLANEOUS NUCLEAR PLANT      1,198     0       1,198
Transmission Expenses
560   OPERATION SUPERVISION AND ENGINEERING               0     0           0
562   STATION EXPENSES                                  111     0         111
566   MISCELLANEOUS TRANSMISSION EXPENSES                 0     0           0
568   MAINTENANCE SUPERVISION AND ENGINEERING             0     0           0
569   MAINTENANCE OF STRUCTURES                           0     0           0
570   MAINTENANCE OF STATION EQUIPMENT                    0     0           0
Administrative and General Expenses
920   SALARIES AND WAGES                             12,854     0      12,854
921   OFFICE SUPPLIES AND EXPENSES                    2,687     0       2,687
922   ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT           0     0           0
923   OUTSIDE SERVICES EMPLOYED                      11,263     0      11,263
924   PROPERTY INSURANCE                             (1,269)    0      (1,269)
925   INJURIES AND DAMAGES                            1,580     0       1,580
926   EMPLOYEE PENSIONS AND BENEFITS                 17,768     0      17,768
928   REGULATORY COMMISSION EXPENSE                      37     0          37
930.1 GENERAL ADVERTISING EXPENSES                        0     0           0
930.2 MISCELLANEOUS GENERAL EXPENSES                    342     0         342
931   RENTS                                           2,062     0       2,062
935   MAINTENANCE OF STRUCTURES AND EQUIPMENT           144     0         144
All other expenses                                              0
403   DEPRECIATION AND AMORTIZATION EXPENSES            942     0         942
408   TAXES OTHER THAN INCOME TAXES                   9,433     0       9,433
409   INCOME TAXES                                    2,372     0       2,372
410   PROVISION FOR DEFERRED INCOME TAXES             8,785     0       8,785
411   PROVISION FOR DEFERRED INCOME TAXES-CREDIT    (13,096)    0     (13,096)
411.5 INVESTMENT TAX CREDIT                             (65)    0         (65)
426.1 DONATIONS                                          23     0          23
426.5 OTHER DEDUCTIONS                                  529     0         529
427   INTEREST ON LONG-TERM DEBTS                         0     0           0
430   INTEREST ON DEBT TO ASSOCIATE COMPANIES             0     0           0
431   OTHER INTEREST EXPENSE                            926     0         926
                                                 ----------------------------
                          SUBTOTAL EXPENSES =       277,094     0     277,094

      COMPENSATION FOR USE OF CAPITAL=
427   INTEREST ON LONG-TERM DEBTS                                         546
430   INTEREST ON DEBT TO ASSOCIATE COMPANIES                           1,592
431   OTHER INTEREST EXPENSE                                                0
525   RENTS                                                               795
                                                                     ---------
                             TOTAL EXPENSES =                         280,027
421   MISCELLANEOUS INCOME - CREDIT                  (1,180)    0      (1,180)
      NET INCOME                                                        1,749
                                                 ----------------------------
           TOTAL COST OF SERVICE =                 $275,914    $0    $280,596
                                                 ============================

INSTRUCTION:  Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.


                  ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY
                        For the Year Ended December 31, 2000

                                   SCHEDULE XVI
                          ANALYSIS OF CHARGES FOR SERVICE
                       ASSOCIATE AND NONASSOCIATE COMPANIES

------------------------------------------------------------------------------
                                                  NONASSOCIATE COMPANY CHARGES
                                                 -----------------------------
ACCOUNT                                           DIRECT   INDIRECT
NUMBER      DESCRIPTION OF ITEMS                   COST      COST      TOTAL
------------------------------------------------------------------------------
                                                     (Thousands of Dollars)
Nuclear Power Expenses
517   OPERATION SUPERVISION AND ENGINEERING      $ 7,230      $0      $ 7,230
519   COOLANTS AND WATER                             707       0          707
520   STEAM EXPENSES                               4,074       0        4,074
523   ELECTRIC EXPENSES                               24       0           24
524   MISCELLANEOUS NUCLEAR POWER EXPENSES        12,706       0       12,706
525   RENTS                                          109       0          109
528   MAINTENANCE SUPERVISION AND ENGINEERING      4,376       0        4,376
529   MAINTENANCE OF STRUCTURES                    1,977       0        1,977
530   MAINTENANCE OF REACTOR PLANT EQUIPMENT       4,143       0        4,143
531   MAINTENANCE OF ELECTRIC PLANT                3,507       0        3,507
532   MAINTENANCE OF MISCELLANEOUS NUCLEAR PLANT      74       0           74
Transmission Expenses
560   OPERATION SUPERVISION AND ENGINEERING            0       0            0
562   STATION EXPENSES                             1,254       0        1,254
566   MISCELLANEOUS TRANSMISSION EXPENSES              0       0            0
568   MAINTENANCE SUPERVISION AND ENGINEERING          0       0            0
569   MAINTENANCE OF STRUCTURES                        0       0            0
570   MAINTENANCE OF STATION EQUIPMENT                 0       0            0
Administrative and General Expenses
920   SALARIES AND WAGES                           2,333       0        2,333
921   OFFICE SUPPLIES AND EXPENSES                   532       0          532
922   ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT        0       0            0
923   OUTSIDE SERVICES EMPLOYED                    1,753       0        1,753
924   PROPERTY INSURANCE                            (242)      0         (242)
925   INJURIES AND DAMAGES                           358       0          358
926   EMPLOYEE PENSIONS AND BENEFITS               3,493       0        3,493
928   REGULATORY COMMISSION EXPENSE                    6       0            6
930.1 GENERAL ADVERTISING EXPENSES                     0       0            0
930.2 MISCELLANEOUS GENERAL EXPENSES                  46       0           46
931   RENTS                                          430       0          430
935   MAINTENANCE OF STRUCTURES AND EQUIPMENT         28       0           28
All other expenses                                             0
403   DEPRECIATION AND AMORTIZATION EXPENSES         177       0          177
408   TAXES OTHER THAN INCOME TAXES                1,855       0        1,855
409   INCOME TAXES                                   (18)      0          (18)
410   PROVISION FOR DEFERRED INCOME TAXES              0       0            0
411   PROVISION FOR DEFERRED INCOME TAXES-CREDIT       0       0            0
411.5 INVESTMENT TAX CREDIT                            0       0            0
426.1 DONATIONS                                        4       0            4
426.5 OTHER DEDUCTIONS                                91       0           91
427   INTEREST ON LONG-TERM DEBTS                      0       0            0
430   INTEREST ON DEBT TO ASSOCIATE COMPANIES          0       0            0
431   OTHER INTEREST EXPENSE                           9       0            9
                                                 ----------------------------
                          SUBTOTAL EXPENSES =     51,036       0       51,036

      COMPENSATION FOR USE OF CAPITAL=
427   INTEREST ON LONG-TERM DEBTS                                           0
430   INTEREST ON DEBT TO ASSOCIATE COMPANIES                               0
431   OTHER INTEREST EXPENSE                                                0
525   RENTS                                                               374
                                                                  ------------
                             TOTAL EXPENSES =                          51,410
421   MISCELLANEOUS INCOME - CREDIT                  (31)      0          (31)
      NET INCOME                                                            0
                                                 -----------------------------
           TOTAL COST OF SERVICE =               $51,005      $0      $51,379
                                                 =============================

INSTRUCTION:  Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.



                  ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY
                        For the Year Ended December 31, 2000

                                   SCHEDULE XVI
                          ANALYSIS OF CHARGES FOR SERVICE
                        ASSOCIATE AND NONASSOCIATE COMPANIES

-------------------------------------------------------------------------------
                                                    TOTAL CHARGES FOR SERVICE
                                                 ------------------------------
ACCOUNT                                            DIRECT    INDIRECT
NUMBER      DESCRIPTION OF ITEMS                    COST       COST      TOTAL
-------------------------------------------------------------------------------
Nuclear Power Expenses
517   OPERATION SUPERVISION AND ENGINEERING       $ 46,801       $0   $ 46,801
519   COOLANTS AND WATER                             4,587        0      4,587
520   STEAM EXPENSES                                25,244        0     25,244
523   ELECTRIC EXPENSES                                109        0        109
524   MISCELLANEOUS NUCLEAR POWER EXPENSES          71,654        0     71,654
525   RENTS                                          2,826        0      2,826
528   MAINTENANCE SUPERVISION AND ENGINEERING       28,717        0     28,717
529   MAINTENANCE OF STRUCTURES                     14,780        0     14,780
530   MAINTENANCE OF REACTOR PLANT EQUIPMENT        33,491        0     33,491
531   MAINTENANCE OF ELECTRIC PLANT                 29,112        0     29,112
532   MAINTENANCE OF MISCELLANEOUS NUCLEAR PLANT     1,272        0      1,272
Transmission Expenses
560   OPERATION SUPERVISION AND ENGINEERING              0        0          0
562   STATION EXPENSES                               1,365        0      1,365
566   MISCELLANEOUS TRANSMISSION EXPENSES                0        0          0
568   MAINTENANCE SUPERVISION AND ENGINEERING            0        0          0
569   MAINTENANCE OF STRUCTURES                          0        0          0
570   MAINTENANCE OF STATION EQUIPMENT                   0        0          0
Administrative and General Expenses
920   SALARIES AND WAGES                            15,187        0     15,187
921   OFFICE SUPPLIES AND EXPENSES                   3,219        0      3,219
922   ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT          0        0          0
923   OUTSIDE SERVICES EMPLOYED                     13,016        0     13,016
924   PROPERTY INSURANCE                            (1,511)       0     (1,511)
925   INJURIES AND DAMAGES                           1,938        0      1,938
926   EMPLOYEE PENSIONS AND BENEFITS                21,261        0     21,261
928   REGULATORY COMMISSION EXPENSE                     43        0         43
930.1 GENERAL ADVERTISING EXPENSES                       0        0          0
930.2 MISCELLANEOUS GENERAL EXPENSES                   388        0        388
931   RENTS                                          2,492        0      2,492
935   MAINTENANCE OF STRUCTURES AND EQUIPMENT          172        0        172
All other expenses
403   DEPRECIATION AND AMORTIZATION EXPENSES         1,119        0      1,119
408   TAXES OTHER THAN INCOME TAXES                 11,288        0     11,288
409   INCOME TAXES                                   2,354        0      2,354
410   PROVISION FOR DEFERRED INCOME TAXES            8,785        0      8,785
411   PROVISION FOR DEFERRED INCOME TAXES-CREDIT   (13,096)       0    (13,096)
411.5 INVESTMENT TAX CREDIT                            (65)       0        (65)
426.1 DONATIONS                                         27        0         27
426.5 OTHER DEDUCTIONS                                 620        0        620
427   INTEREST ON LONG-TERM DEBTS                        0        0          0
430   INTEREST ON DEBT TO ASSOCIATE COMPANIES            0        0          0
431   OTHER INTEREST EXPENSE                           935        0        935
                                                 ------------------------------
                          SUBTOTAL EXPENSES =      328,130        0    328,130

      COMPENSATION FOR USE OF CAPITAL=
427   INTEREST ON LONG-TERM DEBTS                                          546
430   INTEREST ON DEBT TO ASSOCIATE COMPANIES                            1,592
431   OTHER INTEREST EXPENSE                                                 0
525   RENTS                                                              1,169
                                                                     ----------
                             TOTAL EXPENSES =                          331,437
421   MISCELLANEOUS INCOME - CREDIT                 (1,211)       0     (1,211)
      NET INCOME                                                         1,749
                                                 ------------------------------
           TOTAL COST OF SERVICE =                $326,919       $0   $331,975
                                                 ==============================

INSTRUCTION:  Total cost of service will equal for associate and nonassociate companies the total amount billed under their separate analysis of billing schedules.



                  ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY
                         For the Year Ended December 31, 2000

                                    SCHEDULE XVII
                         SCHEDULE OF EXPENSE DISTRIBUTION BY
                            DEPARTMENT OR SERVICE FUNCTION

----------------------------------------------------------------------------
 ACCOUNT                                                TOTAL
 NUMBER        DESCRIPTION OF ITEMS                     AMOUNT    OVERHEAD
----------------------------------------------------------------------------
                                                      (Thousands of Dollars)

Nuclear Power Expenses
517      OPERATION SUPERVISION AND ENGINEERING           46,801           0
519      COOLANTS AND WATER                               4,587           0
520      STEAM EXPENSES                                  25,244           0
523      ELECTRIC EXPENSES                                  109           0
524      MISCELLANEOUS NUCLEAR POWER EXPENSES            71,654           0
525      RENTS                                            3,995       1,169
528      MAINTENANCE SUPERVISION AND ENGINEERING         28,717           0
529      MAINTENANCE OF STRUCTURES                       14,780           0
530      MAINTENANCE OF REACTOR PLANT EQUIPMENT          33,491           0
531      MAINTENANCE OF ELECTRIC PLANT                   29,112           0
532      MAINTENANCE OF MISCELLANEOUS NUCLEAR PLANT       1,272           0
Transmission Expenses
560      OPERATION SUPERVISION AND ENGINEERING                0           0
562      STATION EXPENSES                                 1,365           0
566      MISCELLANEOUS TRANSMISSION EXPENSES                  0           0
568      MAINTENANCE SUPERVISION AND ENGINEERING              0           0
569      MAINTENANCE OF STRUCTURES                            0           0
570      MAINTENANCE OF STATION EQUIPMENT                     0           0
Administrative and General Expenses
920      SALARIES AND WAGES                              15,187           0
921      OFFICE SUPPLIES AND EXPENSES                     3,219           0
922      ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT            0           0
923      OUTSIDE SERVICES EMPLOYED                       13,016           0
924      PROPERTY INSURANCE                              (1,511)          0
925      INJURIES AND DAMAGES                             1,938           0
926      EMPLOYEE PENSIONS AND BENEFITS                  21,261           0
928      REGULATORY COMMISSION EXPENSE                       43           0
930.1    GENERAL ADVERTISING EXPENSES                         0           0
930.2    MISCELLANEOUS GENERAL EXPENSES                     388           0
931      RENTS                                            2,492           0
932      MAINTENANCE OF STRUCTURES AND EQUIPMENT            172           0
All other expenses
403      DEPRECIATION AND AMORTIZATION EXPENSES           1,119           0
408      TAXES OTHER THAN INCOME TAXES                   11,288           0
409      INCOME TAXES                                     2,354           0
410      PROVISION FOR DEFERRED INCOME TAXES              8,785           0
411      PROVISION FOR DEFERRED INCOME TAXES-CREDIT     (13,096)          0
411.5    INVESTMENT TAX CREDIT                              (65)          0
426.1    DONATIONS                                           27           0
426.5    OTHER DEDUCTIONS                                   620           0
427      INTEREST ON LONG-TERM DEBTS                        546         546
430      INTEREST ON DEBT TO ASSOCIATE COMPANIES          1,592       1,592
431      OTHER INTEREST EXPENSE                             935           0
                                                      ----------------------
                                TOTAL EXPENSES =        331,437       3,307
                                                      ======================

INSTRUCTIONS:  Indicate each department or service function. (See Instruction
               01-3 General Structure of Accounting System: Uniform System of Accounts)


ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY
    For the Year Ended December 31, 2000

                SCHEDULE XVII
    SCHEDULE OF EXPENSE DISTRIBUTION BY
       DEPARTMENT OR SERVICE FUNCTION
------------------------------------------------------------------------------------------
                                                         DEPARTMENT OR SERVICE FUNCTION
                                                      ------------------------------------
 ACCOUNT                                               MILLSTONE   MILLSTONE   MILLSTONE
 NUMBER        DESCRIPTION OF ITEMS                     UNIT #1     UNIT #2     UNIT #3
------------------------------------------------------------------------------------------
                                                             (Thousands of Dollars)
Nuclear Power Expenses
517      OPERATION SUPERVISION AND ENGINEERING                845      23,075      22,881
519      COOLANTS AND WATER                                    36       2,341       2,210
520      STEAM EXPENSES                                      (191)     12,695      12,740
523      ELECTRIC EXPENSES                                     13          19          77
524      MISCELLANEOUS NUCLEAR POWER EXPENSES                 317      34,972      36,365
525      RENTS                                                 12       1,328       1,486
528      MAINTENANCE SUPERVISION AND ENGINEERING              295      14,772      13,650
529      MAINTENANCE OF STRUCTURES                             50       8,549       6,181
530      MAINTENANCE OF REACTOR PLANT EQUIPMENT                35      20,501      12,955
531      MAINTENANCE OF ELECTRIC PLANT                         38      18,108      10,966
532      MAINTENANCE OF MISCELLANEOUS NUCLEAR PLANT            79         962         231
Transmission Expenses
560      OPERATION SUPERVISION AND ENGINEERING                  0           0           0
562      STATION EXPENSES                                       0           0       1,365
566      MISCELLANEOUS TRANSMISSION EXPENSES                    0           0           0
568      MAINTENANCE SUPERVISION AND ENGINEERING                0           0           0
569      MAINTENANCE OF STRUCTURES                              0           0           0
570      MAINTENANCE OF STATION EQUIPMENT                       0           0           0
Administrative and General Expenses
920      SALARIES AND WAGES                                   119       6,808       8,260
921      OFFICE SUPPLIES AND EXPENSES                          16       1,504       1,699
922      ADMINISTRATIVE EXPENSE TRANSFERRED-CREDIT              0           0           0
923      OUTSIDE SERVICES EMPLOYED                            715       4,075       8,226
924      PROPERTY INSURANCE                                     0        (754)       (757)
925      INJURIES AND DAMAGES                                (139)        937       1,140
926      EMPLOYEE PENSIONS AND BENEFITS                      (365)     10,716      10,910
928      REGULATORY COMMISSION EXPENSE                          0          19          24
930.1    GENERAL ADVERTISING EXPENSES                           0           0           0
930.2    MISCELLANEOUS GENERAL EXPENSES                         0         172         216
931      RENTS                                                  0       1,142       1,350
932      MAINTENANCE OF STRUCTURES AND EQUIPMENT                3          80          89
All other expenses
403      DEPRECIATION AND AMORTIZATION EXPENSES                 0         493         626
408      TAXES OTHER THAN INCOME TAXES                        (26)      5,513       5,801
409      INCOME TAXES                                       1,218       1,192         (56)
410      PROVISION FOR DEFERRED INCOME TAXES                4,393       4,392           0
411      PROVISION FOR DEFERRED INCOME TAXES-CREDIT        (6,548)     (6,548)          0
411.5    INVESTMENT TAX CREDIT                                (32)        (33)          0
426.1    DONATIONS                                              3          12          12
426.5    OTHER DEDUCTIONS                                      98         239         283
427      INTEREST ON LONG-TERM DEBTS                            0           0           0
430      INTEREST ON DEBT TO ASSOCIATE COMPANIES                0           0           0
431      OTHER INTEREST EXPENSE                               441         467          27
                                                      ------------------------------------
                                TOTAL EXPENSES =            1,425     167,748     158,957
                                                      ====================================

         INSTRUCTIONS:  Indicate each department or service function. (See
                        Instruction 01-3 General Structure of Accounting
                        System:  Uniform System of Accounts)




                  ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                          For the Year Ended December 31, 2000

                                      SCHEDULE XVII
                                      -------------

                                KEYS FOR SERVICE FUNCTIONS
                                --------------------------

KEYS                               SERVICE FUNCTION
----                               ----------------

The individual unit for which NNECO provides service is listed separately on Page 24.


                 ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY
                        For the Year Ended December 31, 2000
                         DEPARTMENTAL ANALYSIS OF SALARIES
                         ---------------------------------


                                    DEPARTMENTAL SALARY EXPENSE
NAME OF DEPARTMENT                 INCLUDED IN AMOUNTS BILLED TO      NUMBER OF
------------------            --------------------------------------- PERSONNEL
Indicate each dept.             TOTAL   PARENT    OTHER       NON        END
or service function.           AMOUNT  COMPANY ASSOCIATES ASSOCIATES   OF YEAR
--------------------          --------------------------------------- ---------
                                       (Thousands of Dollars)

MILLSTONE UNIT #1             $  7,420    $0     $  7,420    $     0        95

MILLSTONE UNIT #2               66,205     0       66,205          0       841

MILLSTONE UNIT #3               59,727     0       40,812     18,915       760
                              --------------------------------------- ---------

                              $133,352    $0     $114,437    $18,915     1,696
                              ======================================= =========



                        ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                             For the Year Ended December 31, 2000

                                  OUTSIDE SERVICES EMPLOYED

INSTRUCTIONS:  Provide a breakdown by subaccount of outside services employed.
               If the aggregate amounts paid to any one payee and included within one subaccount is less than $100,000, only the aggregate number and amount of all such payments included within the subaccount need be shown. Provide a subtotal for each type of service.

----------------------------------------------------------------------------------------
                                                                RELATIONSHIP
                                                                "A"-ASSOCIATE
                                                                  "NA"-NON
          FROM WHOM PURCHASED                  ADDRESS            ASSOCIATE    AMOUNT
----------------------------------------------------------------------------------------
                                                                             (Thousands
                                                                             of Dollars)
ENGINEERING SERVICES
--------------------
CONTINGENCY MANAGEMENT ASSOC                                         NA         $   469
CURTISS-WRIGHT FLOW CONTROL                                          NA             125
DUKE ENG & SERVICES INC                                              NA             715
ENERCON SERVICES INC                                                 NA             121
ENGINEERING PLAN MANAGE INC                                          NA             199
JANUS MANAGEMENT ASSOCIATES                                          NA             353
LITTLE HARBOR CONSULTANTS INC                                        NA             173
NORTHEAST GENERATION SERVICES                                        NA           1,136
ONSITE                                                               NA             831
PROTO POWER CORP                                                     NA             365
STEVENSON & ASSOCIATES                                               NA             553
STONE & WEBSTER ENGINEERING                                          NA             261
TATHAM PROCESS ENGINEERING                                           NA             485
WESTINGHOUSE ELECTRIC CO                                             NA             162
MISCELLANEOUS (13 PAYEES)                                            NA             412
                                                                             -----------
     TOTAL ENGINEERING SERVICES                                                 $ 6,360
                                                                             ===========
7LEGAL SERVICES
--------------
MORGAN LEWIS & BOCKIUS LLP                                           NA         $ 3,347
PRENTICE H MARSHALL                                                  NA             138
RALPH G BIRD                                                         NA             249
THE NIELSON-WURSTER GROUP                                            NA             141
SPRIGGS & HOLLINGSWORTH                                              NA             120
UPDIKE KELLY & SPELLACY                                              NA             450
WINSTON & STRAWN                                                     NA             637
MISCELLANEOUS (6 PAYEES)                                             NA             207
                                                                             -----------
     TOTAL LEGAL SERVICES                                                       $ 5,289
                                                                             ===========
TELECOMMUNICATION SERVICES
--------------------------
CAPITAL TELECOMMUNCATIONS INC                                        NA         $   166
LUCENT TECHNOLOGIES                                                  NA             573
SNET                                                                 NA             139
MISCELLANEOUS (6 PAYEES)                                             NA              10
                                                                             -----------
     TOTAL TELECOMMUNICATION SERVICES                                           $   888
                                                                             ===========


TEMPORARY EMPLOYMENT SERVICES
-----------------------------
NEW ENGLAND MECH SVC INC                                             NA         $   203
NUCON                                                                NA             803
MISCELLANEOUS (1 PAYEE)                                              NA              41
                                                                             -----------
     TOTAL TEMPORARY EMPLOYMENT SERVICES                                        $ 1,047
                                                                             ===========
WATER TREATMENT SERVICES
------------------------
ECOLOCHEM                                                            NA         $   478
IONICS INC                                                           NA             960
MISCELLANEOUS (3 PAYEE)                                              NA              13
                                                                             -----------
     TOTAL WATER TREATMENT SERVICES                                             $ 1,451
                                                                             ===========
COMPUTERS SERVICES
------------------
SCIENTECH INC                                                        NA         $   668
SMS SYSTEMS MAINTENANCE SERV                                         NA             214
MISCELLANEOUS (13 PAYEES)                                            NA             197
                                                                             -----------
     TOTAL COMPUTER SERVICES                                                    $ 1,079
                                                                             ===========
OTHER SERVICES
--------------
CLARKE & CO INS                                                      NA         $   134
DAY ZIMMERMAN INTERNATIONAL                                          NA             239
GST DURATEK                                                          NA             151
HAY GROUP INC                                                        NA             131
HEWITT ASSOICATES                                                    NA             135
IKON OFFICE SOLUTION INC                                             NA             747
IOS CAPITAL                                                          NA             135
JUDITH OTTO                                                          NA             109
NILSSON & ASSOCIATES                                                 NA             946
ONYX ENVIRONMENTAL SERVICE LLC                                       NA             186
P & I CONSULTING LTD                                                 NA             185
PRICE WATERHOUSE COOPERS LLP                                         NA             838
STUDSVIK PROCESSING FACILTIY                                         NA             116
THE PACIFIC INSTITUTE                                                NA             181
THREE RIVERS COMMUNITY COLLEGE                                       NA             118
MISCELLANEOUS (278 PAYEES)                                           NA             955
                                                                             -----------
     TOTAL OTHER SERVICES                                                       $ 5,306
                                                                             ===========


NORTHEAST UTILIITES SERVICE COMPANY
(Supplies centralized accounting,
administrative, data processing,
engineering, financial, legal,
operational, planning, purchasing,
and other services)                                                   A         $ 2,426
                                                                             -----------
     GRAND TOTAL                                                                $23,846
                                                                             ===========



                            ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY
                                   For the Year Ended December 31, 2000

                        OUTSIDE SERVICES EMPLOYED FOR PAYEES GREATER THAN $100,000

PAYEE NAME                       DESCRIPTION OF SERVICES RENDERED
-----------------------------------------------------------------------------------------------------
ENGINEERING SERVICES
--------------------
CONTINGENCY MANAGEMENT ASSOC     FURNISH FIRE PROTECTION SERVICES - MILLSTONE FACILITY
CURTISS-WRIGHT FLOW CONTROL      ENGINEERING SUPPORT TO REVIEW THE EXISTING DATABASES AND PROCEDURES
DUKE ENG & SERVICES INC          ENGINEERING SUPPORT FOR THE MILLSTONE DESIGN ENGINEERING GROUP
ENERCON SERVICES INC             PROVIDE A FINAL SAFETY ANAKYSIS REPORT
ENGINEERING PLAN MANAGE INC      PROVIDE ASSISTANCE FOR MILLSTONE 2 EEG EQUIPMENT QUALIFICATION RECORD
JANUS MANAGEMENT ASSOCIATES      FURNISH CONSULTING SERVICES IN CONNECTION WITH ARBITRATION ISSUES
LITTLE HARBOR CONSULTANTS INC    INDEPENDENT THIRD PARTY OVERSIGHT OF EMPLOYEE SAFETY CONCERNS PROGRAM
                                 AT MILLSTONE
NORTHEAST GENERATION SERVICES    PROVIDE SUPPORT FOR ANALYSIS OF MILLSTONE WATER INTAKE
ONSITE                           ENGINEERING SERVICES RELATED TO OPERATION AND MAINTENANCE
PROTO POWER CORP                 PROVIDE NUCLEAR SAFETY RELATED SERVICES AND DOCUMENTS
STEVENSON & ASSOCIATES           PROVIDE TRAINING AND SOFTWARE SUPPORT FOR MP3 PASSPORT
STONE & WEBSTER ENGINEERING      ENGINEERING TECHNICAL SUPPORT SERVICES
TATHAM PROCESS ENGINEERING       ENGINEERING SERVICES RELATED TO CONTINUOUS PROCESS IMPROVEMENT
WESTINGHOUSE ELECTRIC CO         PROVIDE SUPPORT FOR ACCUMULATOR CHECK VALVE TESTING AT MILLSTONE 3


LEGAL SERVICES
--------------
MORGAN LEWIS & BOCKIUS LLP       FURNISH LEGAL SERVICES ON AN AS REQUESTED BASIS
PRENTICE H MARSHALL              PROVIDE ARBITRATION SERVICES
RALPH G BIRD                     CONSULTING SERVICES TO SUPPORT LEGAL PROCEEDINGS FOR MILLSTONE OUTAGES
THE NIELSON-WURSTER GROUP        FURNISH LEGAL SERVICES ON AN AS REQUESTED BASIS
SPRIGGS & HOLLINGSWORTH          FURNISH LEGAL SERVICES ON AN AS REQUESTED BASIS
UPDIKE KELLY & SPELLACY          FURNISH LEGAL SERVICES ON AN AS REQUESTED BASIS
WINSTON & STRAWN                 FURNISH LEGAL SERVICES ON AN AS REQUESTED BASIS


TELECOMMUNICATION SERVICES
--------------------------
CAPITAL TELECOMMUNCATIONS INC    PROVIDE LONG DISTANCE SERVICE
LUCENT TECHNOLOGIES              MAINTAIN AND REPORT COMMUNICATION SERVERS, VOICE MAIL SYSTEM
SNET                             PROVIDE TELEPHONE SERVICES


TEMPORARY EMPLOYMENT SERVICES
-----------------------------
NEW ENGLAND MECH SVC INC         FURNISH TEMPORARY LABOR SERVICES
NUCON                            FURNISH TEMPORARY LABOR SERVICES


WATER TREATMENT SERVICES
-------------------------
ECOLOCHEM                        PROVIDE WATER TREATMENT PURIFICATION SERVICES
IONICS INC                       PROVIDE DEMINERALIZED WATER SERVICE FOR MILLSTONE 2

COMPUTER SERVICES
-----------------
SCIENTECH INC                    CONSULTING SERVICES; DATA INTERFACE AND OTHER SOFTWARE WORK
SMS SYSTEMS MAINTENANCE SERV     PROVIDE COMPUTER HARDWARE MAINTENANCE


OTHER SERVICES
---------------
CLARKE & CO INS                  PROVIDE CONSULTING SERVICES FOR ECONOMIC IMPACT STUDY
DAY ZIMMERMAN INTERNATIONAL      PROVIDE CONSULTING SERVICES FOR MILLSTONE TRANSITION MANAGMENT
GST DURATEK                      PROVIDE SERVICES FOR NUCLEAR WASTE DISPOSAL
HAY GROUP INC                    PROVIDE CONSULTING SERVICES FOR THE SUCCESSION PLANNING PROJECT
HEWITT ASSOICATES                PROVIDE CONSULTING SERVICES FOR THE RETIREMENT DELIVERY REVIEW PROJECT
IKON OFFICE SOLUTION INC         PROVIDE COPIER SERVICES
IOS CAPITAL                      PROVIDE COPIER SERVICES
JUDITH OTTO                      PROVIDE TRAINING TO THE MILLSTONE OFFICER TEAM
NILSSON & ASSOCIATES             PROVIDE CONSULTING SERVICES FOR MILLSTONE
ONYX ENVIRONMENTAL SERVICE LLC   PROVIDE SERVICES FOR WASTE DISPOSAL
P & I CONSULTING LTD             PROVIDE CONSULTING SERVICES FOR MILLSTONE
PRICE WATERHOUSE COOPERS LLP     PROVIDE CONSULTING SERVICES FOR NORTHEAST UTILITIES' STRATEGIC
                                 ENVIRONMENTAL PLAN
STUDSVIK PROCESSING FACILTIY     PROVIDE SERVICES FOR NUCLEAR WASTE DISPOSAL
THE PACIFIC INSTITUTE            PROVIDE CONSULTING SERVICES FOR MILLSTONE
THREE RIVERS COMMUNITY COLLEGE   PROVIDE WEATHER STATION SERVICES


              ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                    For the Year Ended December 31, 2000

                       EMPLOYEE PENSIONS AND BENEFITS
                                 ACCOUNT 926


INSTRUCTIONS:  Provide a listing of each pension plan and benefit program provided by the service company. Such listing should be limited to $25,000.

------------------------------------------------------------------------
                DESCRIPTION                               AMOUNT
------------------------------------------------------------------------
                                                  (Thousands of Dollars)

Pension Plan                                               $  7,359
Supplemental Retirement and Savings Plan                      3,105
Post Retirement Medical Benefit - FAS 106                     1,955
Early Retirement Program                                       (376)
Group Life, Long-term Disability, Hospital
  and Medical Insurance Expenses                              9,156
Other Employee Benefits Expenses                                 62
                                                       -------------
                                           TOTAL            $21,261
                                                       =============



               ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                      For the Year Ended December 31, 2000


                          GENERAL ADVERTISING EXPENSES
                                  ACCOUNT 930.1


INSTRUCTIONS:  Provide a listing of the amount included in Account 930.1,
               "General Advertising Expenses," classifying the items according to the nature of the advertising and as defined in the account definition. If a particular class includes an amount in excess of $3,000 applicable to a single payee, show separately the name of the payee and the aggregate amount applicable thereto.

------------------------------------------------------------------------------
     DESCRIPTION                  NAME OF PAYEE                AMOUNT
------------------------------------------------------------------------------
                                                        (Thousands of Dollars)

                                                               ---------
                                              TOTAL            $    -
                                                               =========



                 ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                      For the Year Ended December 31, 2000


                          MISCELLANEOUS GENERAL EXPENSES
                                   ACCOUNT 930.2


INSTRUCTIONS:  Provide a listing of the amount included in Account 930.2,
               "Miscellaneous General Expenses," classifying such expenses according to their nature. Payments and expenses permitted by Sections 321(b)(2) of the Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C.
               Section 441(b)(2)) shall be separately classified.

--------------------------------------------------------------------------
                DESCRIPTION                               AMOUNT
--------------------------------------------------------------------------
                                                  (Thousands of Dollars)

Services billed from Northeast Utilities Service
  Company (an associate company)                               $383

Other miscellaneous expenses                                      5
                                                           ---------
                                           TOTAL               $388
                                                           =========




                 ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                        For the Year Ended December 31, 2000


                                       RENTS


INSTRUCTIONS:  Provide a listing of the amount included in "Rents,"
               classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

---------------------------------------------------------------------------
             TYPE OF PROPERTY                             AMOUNT
---------------------------------------------------------------------------
                                                  (Thousands of Dollars)

Buildings/office space                                       $   29

Computer/office equipment                                       107

Vehicles                                                      2,497

Simulator                                                     3,862

Services billed from Northeast Utilities Service
  Company (an associate company)                              1,148
                                                           ---------
                                           TOTAL             $7,643
                                                           =========


                 ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                        For the Year Ended December 31, 2000


                             TAXES OTHER THAN INCOME TAXES
                                       ACCOUNT 408


INSTRUCTIONS:  Provide an analysis of Account 408, "Taxes Other Than Income
               Taxes." Separate the analysis into two groups: (1) Other than U.S. Government taxes, and (2) U.S. Government taxes. Specify each of the various kinds of taxes and show the amounts thereof. Provide a subtotal for each class of tax.

-------------------------------------------------------------------------
                KIND OF TAX                               AMOUNT
-------------------------------------------------------------------------
                                                  (Thousands of Dollars)

(1) Other Than U.S. Government Taxes:

    Connecticut Unemployment                                $   263
    Connecticut Insurance Premium Excise Tax                     29
    Local property                                            1,144
    Connecticut Sales Tax                                        40
    Miscellaneous (11 items)                                      1
                                                           ---------
               Sub-Total                                      1,477
                                                           ---------
(2) U.S. Government Taxes:

    Federal Insurance Contribution Act                        7,674
    Medicare Tax                                              2,030
    Federal Unemployment                                        107
                                                           ---------
               Sub-Total                                      9,811
                                                           ---------
                                           TOTAL            $11,288
                                                           =========


                 ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                         For the Year Ended December 31, 2000


                                      DONATIONS
                                    ACCOUNT 426.1


INSTRUCTIONS:  Provide a listing of the amount included in Account 426.1,
               "Donations," classifying such expenses by its purpose. The aggregate number and amount of all items of less than $3,000 may be shown in lieu of details.

-----------------------------------------------------------------------------------------
           NAME OF RECIPIENT                     PURPOSE OF DONATION            AMOUNT
-----------------------------------------------------------------------------------------
                                                                              (Thousands
                                                                              of Dollars)
Services billed from
  Northeast Utilities Service Company
  (an associate company)                                                            $ 3

Salvation Army                          Charitable contribution                       12

Submarine Force Library and
  Museum Association, Inc.              Charitable contribution                       12
                                                                              ----------
                                                        TOTAL                        $27
                                                                              ==========


                 ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                        For the Year Ended December 31, 2000


                                   OTHER DEDUCTIONS
                                     ACCOUNT 426.5


INSTRUCTIONS:  Provide a listing of the amount included in Account 426.5,
               "Other Deductions," classifying such expenses according to their nature.

---------------------------------------------------------------------------
         DESCRIPTION                    NAME OF PAYEE             AMOUNT
---------------------------------------------------------------------------
Executive incentive
 compensation plan                    Various Officers            ($1,488)

Services billed from Northeast
 Utilities Service Company
 (an associate company)                                             1,889

 Proceeds from the sale of
  Millstone 1 assets                  Various                          96

Communication services                Miscellaneous (91 payees)       123
                                                                   --------
                                                          TOTAL      $620
                                                                   ========




                 ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                       For the Year Ended December 31, 2000

                                   SCHEDULE XVIII

                             NOTES TO STATEMENTS OF INCOME

INSTRUCTIONS:  The space below is provided for important notes regarding the financial statements of income or any account thereof. Furnish particulars as to any significant increases in services rendered or expenses incurred during the year. Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.


See Notes to Financial Statements on pages 19 through 19E.



                 ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY
                    ORGANIZATION CHART (AS OF DECEMBER 31, 2000)


President and Chief Executive Officer - Nuclear

 - Senior Vice President and Chief Nuclear Officer - Millstone Station

    - Millstone Unit #1

    - Millstone Unit #2

    - Millstone Unit #3




                          NORTHEAST NUCLEAR ENERGY COMPANY
                          --------------------------------
                               METHODS OF ALLOCATION
                               ---------------------
                        For the year ended December 31, 2000
                        ------------------------------------

During 2000, Millstone Unit 1 was being decommissioned. However, the costs associated with Millstone units 1, 2, and 3 were billed directly or allocated using one of four methods. The allocation methods are as follows:

1.  One-third to each unit
2.  Number of employees
3.  Net capacity of each unit
4.  Customized-supported by local management




                 ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

             ANNUAL STATEMENT OF COMPENSATION FOR USE OF CAPITAL BILLED


The following annual statement was supplied to each associate company in support of the amount of compensation for use of capital billed during 2000:

       In accordance with Instruction 01-12 of the Securities and Exchange Commission's Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Northeast Nuclear Energy Company submits the following information on the billing of interest on borrowed funds and a return on equity capital to associated companies for the year 2000:

       (A)  Amount of compensation for use of capital billed to (See Note)

       (B) The basis for billing of interest and return on equity capital to the associated companies is based on the percentage ownership of the individual units.

NOTE: For the associate companies and amounts, see "Analysis of Billing - Associate Companies" on page 21.



                 ANNUAL REPORT OF NORTHEAST NUCLEAR ENERGY COMPANY

                                 SIGNATURE CLAUSE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and the rules and regulations of the Securities and Exchange Conmmission issued thereunder, the undersigned company has duly caused this report to be signed on its behalf by the undersigned office thereunto duly authorized.



                              NORTHEAST NUCLEAR ENERGY COMPANY
                              -----------------------------------------
                                  (Name of Reporting Company)



                              By: /s/ John J. Roman
                                  ---------------------------------
                                    (Signature of Signing Officer)



                                  John J. Roman - Vice President and Controller
                                  ---------------------------------------------
                                   (Printed Name and Title of Signing Officer)



                                  Date:  April 18, 2001
                                         --------------